Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Black Hammer Holdings, Inc
781 Corbett Ave Apt 4
San Francisco, CA 94131
https://blackhammerbrewing.com/

Up to $617,999.20 in Common Stock at $1.12
Minimum Target Amount: $14,999.04

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Black Hammer Holdings, Inc
Address: 781 Corbett Ave Apt 4, San Francisco, CA 94131
State of Incorporation: DE
Date Incorporated: March 01, 2024

Terms:

Equity

Offering Minimum: $14,999.04 | 13,392 shares of Common Stock
Offering Maximum: $617,999.20 | 551,785 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.12
Minimum Investment Amount (per investor): $499.52

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: As you are a previous investor in Black Hammer Brewing, you are eligible for additional 10% bonus shares.

Time-Based

Combo Perk 1: Invest $500+ within the first three weeks and receive a limited print owners club t-shirt**.

Combo Perk 2: Invest $1,500+ within the first 72 hours and receive 10% bonus shares.

Volume-Based

Tier 1a: Invest $1,500+ and receive a set of customized Black Hammer glassware and a limited print owners club t-shirt.**

Tier 1b: Invest $2,500+ and receive a limited edition "You Are Beautiful" zippered Hoodie, and the perks listed for Tier 1a.*

Tier 2: Invest $5,000+ and get passes for two to our Founders' Beer Dinner and Bash at the brewery in San Francisco, which includes guided beer tasting with our CEO and Master Brewer, beer pairings with each course and a DJ'd party+ 3% bonus shares, and the perks listed for Tier 1b.***

Tier 3: Invest $10,000+ and receive a 2024 membership in our Growler Pal mug club, which includes a personalized beer mug stored on-site, bigger fills,+ 5% bonus shares, and the non-bonus share perks listed for Tier 2.****

Tier 4: Invest $25,000+ and join us for the design and brewing of our founder-exclusive Founders Strong Ale, a strong barleywine brewed with and canned exclusively for founders, with your name included on the label, and take home four cases of your beer. The beer can be shipped anywhere in California or picked up at the brewery. + 10% bonus shares and the perks listed for Tier 3***

Tier 5: Invest $50,000 and you and a guest join our co-founders Jim and Kevin for an immersive San Francisco Bay Area Beer weekend with 2 nights of lodging, brewery tours and guided tastings, an exclusive founder's beer dinner with pairings, & Brews on the Bay Black Hammer exclusive craft beer tasting on a 41-foot sailboat in San Francisco Bay, plus 12% bonus shares and the perks listed for Tier 4.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Sizing information will be collected at the conclusion of the raise, and clothing may be picked up at our 544 Bryant Street location or sent via USPS to a US address one month after the conclusion of the raise.

***Attendees must be 21+. Travel and lodging are not included.

****Members must be 21+. Regular mug club memberships available for anyone 21+. Long-Distance mug club memberships shipped to California addresses only with age-verification required. Mug club membership expires on Feb 1, 2025.

*****Attendees must be 21+, and will be responsible for transportation to and from San Francisco and between lodging and activities.

The 10% StartEngine Owners' Bonus

Black Hammer Holdings, Inc. ("Black Hammer Brewing") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $112. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and a Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview: Black Hammer Holdings, Inc ("Black Hammer Brewing" or "BHB" or the "Company") is a corporation organized under the laws of the state of Delaware that specializes in brewing a unique range of craft beers, including gluten-removed beers, non-alcoholic beer, lagers, ales, and hard seltzers. The Company's business model consists of a combination of direct sales, wholesale distribution, and a focus on inclusivity and health-conscious consumers. Our products are sold across various states at stores and outlets like BevMo and Costco, as well as direct-to-consumer businesses online. The Company stands out for its commitment to balance and creativity in brewing, strategic positioning in the growing global beer market projected to reach $187B by 2027, and dedication to providing a welcoming environment to a diverse community.

Corporate History: Black Hammer Holdings, Inc was initially organized as Black Hammer Brewing, LLC, a California limited liability company on January 6, 2014 and converted to a Delaware corporation on March 1, 2024.

The Company's Intellectual Property ("IP"): The Company has been granted two U.S. trademarks for "Black Hammer Brewing" and "Sparkle Pony", filed with the USPTO in 2016.

Competitors and Industry

Industry: The global craft beer market was estimated at $109B in 2022 and is projected to grow at a CAGR of 14%, predicted to reach $187B by 2027. The U.S. craft beer market, the cornerstone of our strategy, was valued at $29.03 billion in 2022, set to grow to $52.47 billion by 2028 at a CAGR of 10.37%.

Competition: The Company has several major competitors in the craft beer market, such as Speakeasy Ales & Lagers, Southern Pacific Brewing, and Standard Deviant Brewing. Despite the present competitive landscape, the Company stands out in the craft beer industry because of its unique focus on gluten-removed products and its commitment to inclusivity and community engagement.

Current Stage and Roadmap

The Company's products are currently on the market and generating sales. The company has grown from $490k annualized revenue in 2015 to $2.4M in revenue in 2023. During that same timeframe, our COGS increased 109% and our Expenses increased 59%

The Company's expansion in the last year was focused on wholesale, which we believe to be the most scalable side of the business. The Company's efforts for the next few years will be focused on expanding market share, launching new product lines like non-alcoholic beers, and growing our distribution network. We have several new product launches planned over the next few months, including our non-alcoholic beer "Sober Curious" and other innovative brews.

The Team

Officers and Directors

Name: James Andrew Furman

James Andrew Furman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, Co-Founder
  Dates of Service: January, 2014 - Present
  Responsibilities: Jim is the full-time Chief Executive Officer of Black Hammer Brewing. Jim receives an annual salary of $100,000 and holds approximately 44% equity in the company. Jim will be providing Form C sign-off as the Company's Principal Accounting Officer and CEO.

Name: Kevin Albert Jackey

Kevin Albert Jackey's current primary role is with Wells Fargo. Kevin Albert Jackey currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Co-Founder
  Dates of Service: August, 2015 - Present
  Responsibilities: Kevin is a Director, co-founder, and the Company's finance and business development lead for all operations under Black Hammer Brewing. Kevin does not receive salary or equity compensation from Black Hammer Brewing. There is no formal plan to be compensated in the near future, but Kevin will eventually take a small stipend to assist in personal expenses related to the operation.

Other business experience in the past three years:

- Employer: Wells Fargo
  Title: Director
  Dates of Service: April, 2023 - Present
  Responsibilities: Report to the Chief Risk Officer, the lead risk officer for consumer banking fraud.

Other business experience in the past three years:

- Employer: LPL Financial
  Title: Chief Risk Officer
  Dates of Service: March, 2020 - April, 2023
  Responsibilities: The group head of risk management activities, responsible for oversight, challenge, and strategy execution across all lines of business and risk verticals.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Our failure to comply with governmental regulations could adversely affect our business.
The alcohol beverage business is subject to extensive federal, state, local and foreign laws and treaties, including, but not limited to, those related to: • building construction and zoning requirements; • environmental matters; • health and safety codes; • liquor sales; • the preparation, labeling and sale of alchohol; and • employment. Our operations are subject to regulation under state and local laws, including business, health, fire and safety codes. Also, various federal and state labor laws will govern our operations and our relationship with our employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the Federal Americans with Disabilities Act, the Federal Affordable Care Act, child labor laws and anti-discrimination laws. We will specifically rely on liquor licenses to operate our Breweries, and to manufacture, sell and distribute our products. While we believe we can operate in substantial compliance with these laws, they are complex. As a result, regulatory risks are inherent in our operation. Although we believe that compliance with these laws will not have a material effect on our operations, there can be no assurance that we will not experience material difficulties or failures with respect to compliance. Our failure to comply with these laws could result in required renovations to our facility litigation, fines, penalties, judgments or other sanctions including the temporary suspension of operations or a delay in construction or opening of the Brewery, any of which could adversely affect our business, operations and our reputation. In addition, our inability to obtain, or loss of, one or more liquor licenses would have an adverse effect on our business. In addition, we cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting alcoholic beverage products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of alcoholic beverage products is subject to extensive taxation, including, but not limited to, import taxes. An increase in taxes could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages.

Regulatory requirements are cumbersome and expensive.
Each state in the United States has stringent government regulations controlling the marketing, sale, and distribution of

alcoholic beverages. We may be required to obtain permits, licenses, or obtain approval from-and to pay fees, taxes, or duties to-a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market and sell our products and operate efficiently.

Customer preferences and store traffic could be negatively impacted by health concerns about the consumption of our products.
Customer preferences and store traffic could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products and result in a decrease in customer traffic at our Brewery, Tasting Rooms and/or product sales.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales.
The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

We depend on independent wholesale distributors to distribute our products. The failure to maintain such relationships or our inability to enter into relationships with other distributors, or the failure of our distributors to adequately distribute our products within their territories could harm our sales.
We are required by law to use state licensed distributors and state-owned agencies to sell our alcoholic products to retail outlets, including liquor stores, bars, restaurants and national chains in the U.S. We have established relationships for our brands with wholesale distributors in California; however, failure to maintain those relationships, our inability to enter agreements with other distributors, or the failure of our distributors to adequately distribute our products within their territories, could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. Also, there are several alcohol distributors that now control distribution for several states. As a result, if we fail to maintain good relations with a distributor, our liquor could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no formal distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our distributors will purchase our products, commit sufficient time and resources to promote and market our brand and products, or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, and we may be unable to achieve our business objectives.

We face substantial competition in our industry and many factors may prevent us from competing successfully.
The brewery industry is highly competitive. Although we believe we have strategic locations and a growing brand, there are numerous existing breweries in the San Francisco area. We face competition from established independent breweries, brewery chains, bars, tasting rooms and beer manufacturers. Many of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. As a result, these competitors may be able to devote greater resources to marketing and sales than us. There can be no assurance that we will compete successfully with such competitors.

Our success is highly correlated to general economic conditions.
Demand for high end alcoholic products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States, may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.

These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
James Furman	4,390,600	Common Stock	43.906%
Kevin Jackey	3,070,400	Common Stock	30.704%

The Company's Securities

The Company has authorized Common Stock, and Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 551,785 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Agreements

Certain outstanding units of Common Stock are subject to a Stock Forefeiture Agreement, whereby Kevin/Jim agreed that upon the closing of this Regulation CF Offering, they shall forfeit, on a pro-rata basis, a number of their shares, equal to the number of shares sold in this Regulation CF Offering.

There is also a Stockholder Agreement that provides Kevin/Jim with rights of first refusals and director appointment rights. The ROFR is not triggered by this CF offering.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $400,000.00
Maturity Date: December 31, 2026
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At any time prior to the repayment of this Note, the Holder may convert all or a portion of the unpaid principal and unpaid interest due under this Note, into Common Stock, at a conversion price of $0.56 per share.

Material Rights

THERE ARE $400K in Outstanding Convertible Promissory Notes issued on February 1, 2024, that mature, either December 31, 2026, or December 31, 2028, and which accrue interest at 8% per annum, and require interest only payments on March 31st of each year. These Notes are convertible into common stock at $0.56 per share.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Shares issued as part of the conversion from the LLC to C-Corp.
  Date: March 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $400,000.00
  Use of proceeds: Convertible Note issued to replace the 2014 Note issued by Black Hammer Brewing, LLC.
  Date: February 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,320,453, compared to $2,735,457 in fiscal year 2023. Much of the increase in revenue was due to the growth of our wholesale customer base and volume, as we increased our wholesale volume by roughly 185% year over year.

Cost of Sales

Cost of sales for fiscal year 2022 was $633,048, compared to $755,056 in fiscal year 2023. Raw materials prices increased substantially between 2022 and 2023, and increased production to meet demand resulted in an increase in COGS.

Gross margins

Gross margins for fiscal year 2022 was $1,614,187, compared to $1,980,401 in fiscal year 2023. Our margins increased as sales increased year over year.

Expenses

Expenses for fiscal year 2022 were $1,712,374, compared to $2,367,781 in fiscal year 2023. During 2023 we completed a brand refresh which significantly increased our sales and marketing expense. This, combined with price increases across the board resulted in an increase in expenses from 2022 to 2023

Historical results and cash flows:

The Company is currently in the growth stage and is currently revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Prior to Covid, sales were growing steadily up until 2020, when the company shut down operations for two months. The Company has since been focused on the overall maturation of the business cycle, and is early in exploring new markets. Current sources of revenue have been Wilkommen, the tasting room and event space, and the recent uptick in wholesale. Our goal is to focus more heavily on the gluten-removed campaign, and driving revenue primarily through wholesale in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 22nd, 2024, the company has capital resources available in the form of $50,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. However, the funds are critical to the company's growth. If we didn't have the funds from this offering, we would focus on increasing sales in our existing locations and reaching profitability rather than securing more market share.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, but are critical for growth. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate that the Company will be able to operate indefinitely, as we have been operating since 2015 as a generally break-even operation.

However, based on the continued growth of our wholesale revenue throughout 2023 and into 2024 and substantial expense reductions as a result of streamlining efforts, we expect positive financial metrics for the remainder of this year and beyond.

If we were to only raise the minimum amount, it would limit our ability to expand the business in the near-term, but we would pursue other capital raise initiatives to continue to grow, including bond sales, SBA lending and angel investors.

How long will you be able to operate the company if you raise your maximum funding goal?

Please see our previous response. The Company anticipates it will be able to operate indefinitely if it raises the maximum. The key difference is, assuming a maximum raise, the Company expects to be able to immediately bolster its initiatives outlined in the previous response.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: SBA EIDL Loan
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: May 11, 2050

- Creditor: US Bank Business Loan
  Amount Owed: $10,346.14
  Interest Rate: 7.5%
  Maturity Date: April 17, 2023

- Creditor: SBA EIDL Loan
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: November 17, 2020

- Creditor: Series A 05-2025 Bonds
  Amount Owed: $33,263.84
  Interest Rate: 9.0%
  Maturity Date: May 01, 2025

- Creditor: Kingston Wu Loan Payable
  Amount Owed: $19,083.00
  Interest Rate: 0.0%

- Creditor: Note Payable
  Amount Owed: $120,736.00
  Interest Rate: 5.0%
  Maturity Date: July 31, 2019

- Creditor: Convertible Note
  Amount Owed: $400,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2026
  THERE ARE $400K in Outstanding Convertible Promissory Notes issued on February 1, 2024, that mature, either December 31, 2026, or December 31, 2028, and which accrue interest at 8% per annum, and require interest only payments on March 31st of each year. These Notes are convertible into common stock at $0.56 per share.

- Creditor: Intuit
  Amount Owed: $24,555.00
  Interest Rate: 17.0%
  Maturity Date: November 03, 2025

- Creditor: Intuit
  Amount Owed: $58,817.00

Interest Rate: 15.5%
Maturity Date: April 02, 2025

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $11,200,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the Company only has one class of security, Common Stock, authorized and outstanding;

(ii) the Company has no outstanding options, warrants, or other securities with a right to acquire shares are exercised; and

(iii) the Company has no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $400,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The pre-money valuation of $11,200,000 was calculated by multiplying the outstanding share count (10,000,000) by the determined price per share of $1.12.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.04 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $617,999.20, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Expansion
  49.0%
  Establishing a new site in San Francisco and relocating brewery operations to a larger facility in the East Bay to reduce costs and improve efficiency.

- Enhancement of Brewing Operations
  19.0%
  Upgrading brewing equipment and processes to ensure higher quality and efficiency in beer production.

- Improvement of Existing Facilities
  14.0%
  Renovating and upgrading current facilities to optimize workspace layout and functionality.

- Expansion-Related Activities
  8.0%

Conducting financial audits and market research to support expansion efforts.

- Ongoing Operational Improvements
  3.5%
  Supporting initiatives to refine operational processes and enhance business efficiency.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://blackhammerbrewing.com/ (https://blackhammerbrewing.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blackhammerbrewing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Black Hammer Holdings, Inc

[See attached]

BLACK HAMMER BREWING, LLC

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

SET APART ACCOUNTANCY CORP.

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Black Hammer Brewing, LLC
San Francisco, California

We have reviewed the accompanying consolidated financial statements of Black Hammer Brewing, LLC (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 22, 2024
Los Angeles, California

BLACK HAMMER BREWING, LLC

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

As of December 31,	**2023**	**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 36,593	$ 145,458
Acccounts Receivable, net	25,083	16,970
Inventory	35,818	59,283
Prepaids and Other Current Assets	295	-
Total Current Assets	**97,789**	**221,711**
Property and Equipment, net	167,816	191,598
Intangible Assets	355	1,225
Total Assets	**$ 265,960**	**$ 414,534**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 92,107	$ 41,674
Credit Cards	93,777	66,404
Current Portion of Loans and Notes	277,703	161,158
Other Current Liabilities	110,055	103,910
Total Current Liabilities	**573,642**	**373,145**
Promissory Notes and Loans	620,847	651,020
Total Liabilities	**1,194,489**	**1,024,166**
MEMBERS' EQUITY		
Members' Equity	(928,529)	(609,631)
Total Members' Equity	**(928,529)**	**(609,631)**
Total Liabilities and Members' Equity	**$ 265,960**	**$ 414,534**

See accompanying notes to financial statements.

BLACK HAMMER BREWING, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	2,735,457	$	2,320,453
Cost of Goods Sold		755,056		633,048
Gross profit		1,980,401		1,687,405
Operating expenses				
General and Administrative		2,280,641		1,606,271
Sales and Marketing		87,140		106,103
Total operating expenses		2,367,781		1,712,374
Operating Income/(Loss)		(387,380)		(24,969)
Interest Expense		62,634		28,452
Other Loss/(Income)		(131,117)		(42,552)
Income/(Loss) before provision for income taxes		(318,898)		(10,869)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(318,898)**	**$**	**(10,869)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2021	**$**	**(598,762)**
Net income/(loss)		(10,869)
Balance—December 31, 2022	**$**	**(609,631)**
Net income/(loss)		(318,898)
Balance—December 31, 2023	**$**	**(928,529)**

See accompanying notes to financial statements.

BLACK HAMMER BREWING, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(318,898)	$	(10,869)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		32,646		105,502
Amortization of Intangibles		870		-
Changes in operating assets and liabilities:				
Acccounts receivable, net		(8,113)		339
Inventory		23,465		(7,636)
Prepaids and Other Current Assets		(295)		-
Accounts Payable		50,434		5,173
Credit Cards		27,373		7,565
Other Current Liabilities		6,145		(19,739)
Net cash provided/(used) by operating activities		**(186,372)**		**80,334**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(8,864)		(78,480)
Net cash provided/(used) in investing activities		**(8,864)**		**(78,480)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		132,776		25,308
Repayment of Promissory Notes and Loans		(46,405)		-
Net cash provided/(used) by financing activities		**86,371**		**25,308**
Change in Cash		(108,865)		27,162
Cash—beginning of year		145,458		118,296
Cash—end of year	**$**	**36,593**	**$**	**145,458**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	62,634	$	28,452
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Black Hammer Brewing, LLC was formed on January 6, 2014 in the state of California. The company has a wholly-owned subsidiary Bay Area Brewing Collective, LLC, which was formed on December 12, 2017 in the state of California. The consolidated financial statements of Black Hammer Brewing, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

BHB is a craft brewery founded in San Francisco, California and located at 544 Bryant Street in the same. Management, production, sales, marketing and retail operations are all headquartered at this location. BHB was built to create a unique, warm destination that blends the growing design/industrial flare of the SoMa neighborhood of San Francisco with a traditional, communal environment. BHB brews award winning ales and lagers at this location that are served within the taproom, as well as sold wholesale through a distributor to restaurants, bars, grocery stores and liquor stores. BAY AREA BREWING COLLECTIVE, LLC ("BABC") is a wholly owned subsidiary of BHB that was formed in 2017 to own and operate the restaurant Willkommen ("WKM"), located at 2198 Market Street, San Francisco, California, which opened on May 15, 2019. Willkommen is German/Californian fusion cuisine restaurant which serves a primarily sausage-focused menu, as well as BHB-produced beer and German imports, wine, and other beverages.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercise control. All significant intercompany transactions and accounts have been eliminated.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023 and 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery & Equipment	5 years
Furniture & Fixtures	5 years
Leasehold Improvements	5 years
Restaurant Equipment	5 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible asset pertains to trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The company derives its revenue from the sale of its acclaimed ales and lagers, as well as from the operations of its restaurant, known as 'Willkommen.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2023 and December 31, 2022 amounted to $87,140 and $106,103, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 22, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Finished goods	35,818	59,283
Total Inventory	**$ 35,818**	**$ 59,283**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Prepaid and Other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid expenses	295	-
Total Other Current Liabilities	**$ 295**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Gift Certificates Payable	23,535	7,977
Tax Liabilities	30,943	9,939
Keg Deposit	13,745	10,781
Lease Incentive Liablity	41,831	48,803
Other current liabilities	-	26,410
Total Other Current Liabilities	**$ 110,055**	**$ 103,910**

5. PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2023	2022
Machinery & Equipment	$ 394,960	$ 391,047
Furniture & Fixtures	41,278	36,327
Leasehold Improvements	927,009	927,009
Restaurant Equipment	2,138	2,138
Vehicles	5,800	5,800
Property and Equipment, at Cost	**1,371,184**	**1,362,320**
Accumulated depreciation	(1,203,368)	(1,170,722)
Property and Equipment, Net	**$ 167,816**	**$ 191,598**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2023 and 2022 was in the amount of $32,646 and $105,502, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2023 and December 31, 2022, intangible asset consist of:

As of Year Ended December 31,	2023	2022
Trademark	$ 1,225	$ 1,225
Intangible assets, at cost	**1,225**	**1,225**
Accumulated amortization	(870)	-
Intangible assets, Net	**$ 355**	**$ 1,225**

Amortization expenses for the fiscal year ended December 31, 2023, and 2022 were in the amount of $870 and $0, respectively.

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2023	
Member's name	**Ownership percentage**
James Furman	43.9%
Kevin Jackey	30.7%
Andrew Baron	2.2%
Others	23.2%
TOTAL	**100.0%**

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2023					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 650,000	3.75%	5/11/2020	5/11/2050	$ 24,375	-	$ 30,144	$ 619,856	$ 650,000	$ 24,375	$ -	$ 30,144	$ 619,856	$ 650,000
US Bank Business Loan	$ 13,354			4/17/2025	$ -	-	$ 10,272	$ 991	$ 11,263	$ -	$ -	$ 9,654	$ 12,122	$ 21,775
Series A 05-2025 Bonds	$ 100,000	7.00%	5/1/2020	5/1/2025	$ 4,319	-	$ 16,817	$ -	$ 16,817	$ -	$ -	$ 22,834	$ 19,042	$ 41,876
Kingston Wu Loan Payable	$ 25,000	No contract in place			$ -	-	$ 15,716	$ -	$ 15,716	$ -	$ -	$ 16,987	$ -	$ 16,987
Intuit Loan Payable	$ 85,000	15.50%	2/10/2023	18 months	$ 10,525		$ 76,497	$ -	$ 76,497	$ -	$ -	$ -	$ -	$ -
Intuit Loan Payable	$ 30,000	17.00%	11/3/2023	24 months	$ 782		$ 28,942	$ -	$ 28,942	$ -	$ -	$ -	$ -	$ -
Note Payable	$ 99,316	5.00%	7/31/2014	60 months	$ 4,966	-	$ 99,316	$ -	$ 99,316	$ 4,077	$ -	$ 81,540		$ 81,540
Total					$ 44,966	$ -	$ 277,703	$ 620,847	$ 898,550	$ 28,452	$ -	$ 161,158	$ 651,020	$ 812,178

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023		
2024	$	277,703
2025		31,135
2026		30,144
2027		30,144
2028		30,144
Thereafter		499,280
Total	**$**	**898,550**

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through April 22, 2024, which is the date the financial statements were available to be issued.

In order to raise funds on the crowdfunding platform, Black Hammer Holding, Inc. was officially incorporated on March 1, 2024, under Delaware's jurisdiction. This entity assumes the role of the parent company for Black Hammer Brewing, LLC.

The company procured an additional loan totaling $50,000 in order to finance its working capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $387,380, an operating cash flow loss of $186,372 and liquid assets in cash of $36,593, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF BLACK HAMMER BREWING

More Than Just The Beer

Black Hammer Holdings, Inc. ("Black Hammer Brewing" or "BHB" or the "Company") is an award-winning craft brewery in San Francisco specializing in brewing gluten-removed beers with an unwavering commitment to creativity, self-expression & inclusivity.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BLACK HAMMER
BREWING COMPANY
MORE THAN JUST THE BEER

$84,302.78 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

REASONS TO INVEST

- Award-winning gluten-removed beers with a unique process for happier tummies. We also offer non-alcoholic drinks and hard seltzers, ensuring everyone can enjoy Black Hammer's libations, anywhere.
- Established in 2015 in SF, we have 2 locations plus wholesale operations that generated $2.4M in revenue for the full year of 2023. Comparing Q1 '22 figures against Q1 '23, the Company increased its wholesale sales by 450%.*
- Led by Jim "Hammer" Furman and Kevin Jackey with 25 years of brewing expertise and accolades, including gold and silver medals in national competitions and a 4.4 Star Yelp rating, we believe we're ready to keep growing.

*2023 financial figures were reviewed internally and were not reviewed by a CPA. Actual figures and any related calculations are subject to change.

Get Equity
$1.12 Per Share

RAISED	INVESTORS
$84,302.78	62
MIN INVEST	VALUATION
$499.52	$11.2M

TEAM



James Andrew Furman • Co-Founder, CEO & Director

Jim co-owns and operates Black Hammer Brewing and Willkommen, an indoor German beer garden l in San Francisco.
Jeff will be providing Form C sign-off as the Company's Principal Accounting Officer....
Read More



Kevin Albert Jackey • Co-Founder & Director

An accomplished financial executive, Kevin joined Black Hammer Brewing at inception and has been an intricate part of the growth story since. A beer lover at heart, Kevin has been at the core of creating and nurturing inclusion in the SF beer scene since 2015. ...
Read More

THE PITCH

Elevating Craft Beer With Flavorful Expression



MORE THAN BEER
We're a dynamic craft brewery, advocating for inclusivity and self-expression while expertly crafting well-balanced lagers, ales, and hard seltzers.
CORE LINEUP
SPARKLE PONY
Belgian-Style Blonde Ale
6.9% ABV
Fruity aroma, silky-smooth malt body, and bright Noble hops
KALEIDO
West Coast IPA
6.8% ABV
Classically clean, bold, and bitter with a bouquet of Columbus, Sabro, and Simcoe hops
PLAYA
Mexican-Style Lager
5.0% ABV
Refreshing lager with flaked Maize, German Mittelfruh, and Saaz hops
CUDDLE PUDDLE
Hazy IPA
6.7% ABV
Juicy Cryo Citra, Idaho 7 and Azacca hops bursting with notes of pink guava, passionfruit, mango, Valencia orange, lime, and lychee

Beer is a transformational tool – like a hammer – that can build stronger communities. A hammer is an unstoppable and energetic creation. It's humble, yet powerful. In the hands of the common person, it gives power, voice, and capability to new ideas, and it affects change.

Since 2015 we've been hard at work doing just that — refining our craft, serving beer drinkers, and cobbling together our small operation one hammer and nail at a time in service and celebration of our amazing community.

We stand as a dynamic craft brewery, advocating for inclusivity and self-expression while expertly crafting well-balanced lagers, ales, and hard seltzers. With a warm and all-embracing ethos, we reshape the craft beer landscape by continuously adapting to consumer trends and market dynamics. Our spaces don't just serve drinks; they come alive with events that unite corporate teams and small businesses. It's these connections that establish us as a pillar of loyalty within the communities we serve. From our humble beginnings as a cozy neighborhood bar, we've grown into a wholesale operation that's all about personal touch. As we evolve, we're here to create a welcoming space and cater to the needs of an underserved market.

The stage has been built. Eight years later, we're ready to spread our wings and expand our community's reach! **We would be thrilled to have you along for the next leg of our journey.**

THE OPPORTUNITY & OUR BUSINESS MODEL

More Than Just A Brewery

In the world of craft brewing, access to diverse and inclusive experiences remains limited. We built Black Hammer under the belief that craft beer felt too *exclusive*, leaving potential enthusiasts feeling disconnected. Belonging is central to our brand. To that end, we've found that many beer options don't cater to the dietary needs of those with gluten sensitivities. This lack of inclusivity prevents countless individuals from enjoying the vibrant world of craft beer and the sense of community it brings.



GLUTEN-REMOVED:

At Black Hammer Brewing we understand the importance of limiting gluten intake to those with gluten sensitivities, allergies, and celiac disease (co-founder Jim Furman was diagnosed with non-celiac gluten sensitivity in 2021).

However, we also understand that small-batch craft beer is delicious, and is a fundamental component of a happy and fortuitous life. Because we want everyone to be able to enjoy our tasty brews, have happy and fortuitous lives, and not worry about gluten issues when choosing which beer to drink, in mid-2017 we implemented our **BHB Gluten Elimination Program.**

CARB-CONSCIOUS:

The average 12 ounce IPA weighs 200 calories and 20 or more grams of carbohydrates

Our Black Claw hard seltzers, with **less than 2g carbs and Black Hops 0-carb**, nonalcoholic hopped seltzers are deliciously crafted while having a negligible carb count.

Black Hammer Brewing stands as a beacon of innovation and creativity, aspiring to constantly push the boundaries of the craft beer scene. We pride ourselves in crafting a range of superbly balanced lagers, ales, and hard seltzers, and by doing so, we cater to a broader, and often more health-conscious audience – including those with gluten sensitivities. Operating both a taproom and a restaurant, along with wholesale to notable names like BevMo and Costco, Black Hammer Brewing maximizes its revenue streams. Moreover, our dynamic approach isn't just confined to beverages; our spaces are transformed into event hubs, cultivating connections that go beyond a traditional brewery. We've done this intentionally, and believe we are well-positioned to be the more accessible brand in the market because of it.



SOBER-CURIOUS

Although we love beer and the relaxation the ethanol created by our yeasty minions provides, we also recognize that reducing alcohol consumption is usually a healthy decision for anyone—including our cofounder, Jim Furman.

We created Black Hops, our dry-hopped seltzer water, to satisfy the desire for a hoppy, tasty and 100% healthy beverage, and created the label to present a beery aesthetic for enjoyment while avoiding the occasional sideways glances from well-meaning, imbibing friends.

In August 2023 we released our first non-alcoholic beer, "Sober Curious", using engineered yeast and a proprietary recipe. Moving forward, we will have at least one non-alcoholic beer on tap at our brewery at all times for the enjoyment of all those who prefer not to partake. It is, of course, also 100% gluten-removed.

Led by Jim "Hammer" Furman, a seasoned veteran with 25+ years of brewing experience and a record of accolades, including Gold and Silver medals in the 2023 U.S. Open National Beer Championship, the team exemplifies excellence and vision. We believe Black Hammer Brewing is a gateway to inclusivity, not only inviting more people to enjoy craft beer, but also offering a unique investment opportunity that aligns with our mission of fostering unity through *flavorful experiences.*

THE MARKET & OUR TRACTION

Crafting Success in a Billion-Dollar "Brewscape"

We're tapping into a dynamic and underserved industry, the gluten-reduced beer market. More than 2 million Americans have been diagnosed with Celiac disease. Studies have shown that as many as 1 in every 133 Americans may have it (Source). According to Dr. Fasano, director of the University of Maryland Center for Celiac Research, about 6% to 7% of the U.S. population may be gluten-sensitive, meaning about 20 million people in the U.S. alone could have the condition (Source). Gluten aversion or gluten sensitivity severely limits the choices for those who enjoy beer, which is why we have created our own gluten-removed beer just for you, to complement the variety of other tasty craft beers we have to offer.

In 2022 alone, the global craft beer market was estimated to be worth $109 billion and anticipated to develop at a CAGR of 14%, projected to reach $187 billion by 2027 (Source). The U.S. craft beer market, the cornerstone of our strategy, was valued at $29.03 billion in 2022, set to grow to $52.47 billion by 2028 at a CAGR of 10.37% (Source). We believe our targeted focus on a segment poised for such potential positions us as a pioneer in a very promising market.

Based on our calculations, we believe that since 6-7% of the U.S. population may be gluten-sensitive, 6-7% of the approximate 50 million beer drinkers may also be gluten-sensitive.


THE MARKET
ESTIMATED US CRAFT BEER MARKET WORTH
CAGR 10.37%
$29.03B
$52.47B
2022
2028
ESTIMATED GLOBAL CRAFT BEER MARKET WORTH
CAGR 14%
$109B
$187B
2022
2027

Source / Source

COVID-19 allowed us to pivot into a wholesale focus and prioritize growth in that channel. Prior to January 2022, wholesale was a nearly insignificant proportion of revenue but we knew the path to growing into a regional brewery meant less B2C (Brewery to Consumer) sales and more B2B (Brewery to Business.) Since then, we've transitioned our energy into building a reliable, scalable brewing process, rebranding to a consistent, professional design, and partnering with a distributor to amplify our growth. Our continued demand has highlighted a need for production capacity growth, so we need to invest to keep pace.

Even in a dynamic landscape, Black Hammer Brewing stands out as a top-rated brewery, boasting a remarkable 4.5-star Yelp rating, and holds the esteemed title of the city's finest. We're charting our own course by targeting a unique market segment, setting ourselves apart from competitors who aren't tackling the same challenges. As we aim to establish a foothold alongside craft beer giants, our trajectory is shaped by a keen sense of innovation and aspiration. Our trademarks on "Black Hammer Brewing" and "Sparkle Pony" are testaments to our commitment to brand recognition and uniqueness.


BLACK HAMMER
BREWING COMPANY
US OPEN BEER CHANPIONSHIP
GOLD & SILVER
2023
US OPEN BEER CHANPIONSHIP
BRONZE
2022
BEST OF CRAFT BEER AWARDS
GOLD
2022
BREWER'S CUP OF CALIFORNIA
GOLD
2021
CALIFORNIA STATE FAIR BEER COMPETITION
BRONZE
2018
NEW YORK INTERNATIONAL BEER COMPETITION
2016 CA BREWERY OF THE YEAR
CALIFORNIA COMMERCIAL CRAFT BEER COMPETITION
GOLD & BRONZE
2016
SAN DIEGO INTERNATIONAL BEER COMPETITION
SILVER
2016
NEW YORK INTERNATIONAL BEER COMPETITION
SILVER & BRONZE
2016
DENVER INTERNATIONAL BEER COMPETITION
GOLD & BRONZE
2016
4.5-STAR RATING ON yelp

Our evolved business model from humble beginnings as a bar, to a thriving wholesale operation demonstrates adaptability and innovation. With our strategic rebranding and award-winning beers, we are ready to relocate, expand, and captivate a wider audience.

WHY INVEST

Rewrite the Craft Beer Story



Step into the vibrant world of Black Hammer Brewing, where every sip unveils a flavorful future. Join the ranks of an all-embracing, trend-setting brand that aims to redefine the craft beer experience. More than a brewery, we're a lifestyle and community, transforming the industry by tapping into consumer trends and riding the waves of market shifts. Sporting remarkable ratings and top city accolades, we are carving a distinct path in the craft beer landscape. From our humble beginnings, we've grown into a thriving wholesale operation, ready to embark on an innovative expansion chapter — with your help.

Raise your glass to possibility, invest in Black Hammer Brewing, and be part of the movement that embraces everyone, and the flavorful revolution rewriting the craft beer story!

ABOUT

HEADQUARTERS
781 Corbett Ave Apt 4
San Francisco, CA 94131

WEBSITE
View Site

Black Hammer Holdings, Inc. ("Black Hammer Brewing" or "BHB" or the "Company") is an award-winning craft brewery in San Francisco specializing in brewing gluten-removed beers with an unwavering commitment to creativity, self-expression & inclusivity.

TERMS

Black Hammer Brewing

Overview

PRICE PER SHARE
$1.12

VALUATION
$11.2M

DEADLINE ⓘ
Apr. 30, 2024 at 6:59 AM UTC

FUNDING GOAL ⓘ
$15k - $618k

Breakdown

MIN INVESTMENT ⓘ
$499.52

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$617,999.20

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
13,392

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
551,785

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus: As you are a previous investor in Black Hammer Brewing, you are eligible for additional 10% bonus shares.

Time-Based

Combo Perk 1: Invest $500+ within the first three weeks and receive a limited print owners club t-shirt**.

Combo Perk 2: Invest $1,500+ within the first 72 hours and receive 10% bonus shares.

Volume-Based

Tier 1a: Invest $1,500+ and receive a set of customized Black Hammer glassware and a limited print owners club t-shirt.**

Tier 1b: Invest $2,500+ and receive a limited edition "You Are Beautiful" zippered Hoodie, and the perks listed for Tier 1a.*

Tier 2: Invest $5,000+ and get passes for two to our Founders' Beer Dinner and Bash at the brewery in San Francisco, which includes guided beer tasting with our CEO and Master Brewer, beer pairings with each course and a DJ'd party+ 3% bonus shares, and the perks listed for Tier 1b.***

Tier 3: Invest $10,000+ and receive a 2024 membership in our Growler Pal mug club, which includes a personalized beer mug stored on-site, bigger fills,+ 5% bonus shares, and the non-bonus share perks listed for Tier 2.****

Tier 4: Invest $25,000+ and join us for the design and brewing of our founder-exclusive Founders Strong Ale, a strong barleywine brewed with and canned exclusively for founders, with your name included on the label, and take home four cases of your beer. The beer can be shipped anywhere in California or picked up at the brewery. + 10% bonus shares and the perks listed for Tier 3***

Tier 5: Invest $50,000 and you and a guest join our co-founders Jim and Kevin for an immersive San Francisco Bay Area Beer weekend with 2 nights of lodging, brewery tours and guided tastings, an exclusive founder's beer dinner with pairings, & Brews on the Bay Black Hammer exclusive craft beer tasting on a 41-foot sailboat in San Francisco Bay, plus 12% bonus shares and the perks listed for Tier 4.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***Sizing information will be collected at the conclusion of the raise, and clothing may be picked up at our 544 Bryant Street location or sent via USPS to a US address one month after the conclusion of the raise.*

****Attendees must be 21+. Travel and lodging are not included.*

*****Members must be 21+. Regular mug club memberships available for anyone 21+. Long-Distance mug club memberships shipped to California addresses only with age-verification required. Mug club membership expires on Feb 1, 2025.*

******Attendees must be 21+, and will be responsible for transportation to and from San Francisco and between lodging and activities.*

The 10% StartEngine Owners' Bonus

Black Hammer Holdings, Inc. ("Black Hammer Brewing") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.12 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $112. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and a Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

NEW UPDATES

04.23.24

Get Your Questions Ready: 72 Hours Until Showtime!


LIVE WEBINAR
ONLY 3 DAYS LEFT!
Learn more about our award-winning gluten-removed beers. Join us for a live Q&A with the founders.
FRIDAY
APRIL 26, 2024
4:30 PM EDT
1:30 PM PDT
BLACK HAMMER
JIM FURMON
CEO/DIRECTOR
KEVIN JACKEY
CO-FOUNDER/DIRECTOR
REGISTER NOW

Quick Reminder From Black Hammer Brewing Co!

Attention investors! Only 72 hours remain to grab your seat for our exclusive Q&A webinar on April 26th at 1:30pm PDT. **Reserve your spot here.**

Get ready for an action-packed session filled with valuable insights into our roadmap and expansion plans. With the craft beer market projected to soar to $52B by 2028 and the gluten-free product market already at $6B, we're perfectly positioned to capture the best of both worlds!

Just a few more days until we can touch base with you – we're excited! Cheers to new ventures and opportunities. Invest on StartEngine today.

Warmly,
Jim Furman
Founder and CEO
Black Hammer Brewing Co

ALL UPDATES

04.19.24

Ready, Set, Ask! Our Webinar Q&A is in 7 Days


BLACK HAMMER BREWING COMPANY
INVESTOR Q&A
ONE WEEK LEFT!
Learn about how Black Hammer Brewing shapes the science and ethos of gluten and the craft beer scene!
Jim Furman
Founder & CEO
Kevin Jackey
Co-Founder & Director
Date
April 26th, 2024
Time
4:30 EST 1:30 PDT
REGISTER NOW
Check out our offering on
start engine

New Invitation From Black Hammer Brewing Co!

There are only seven days left to attend a special Q&A session hosted by our Co-founders, Jim Furman, and Kevin Jackey, on April 26th at 1:30 p.m. PDT. **Save your spot.**

This is your chance to speak with our founding team and learn about our innovative gluten-removed beer! We have a track record of success and commitment to innovation, which fostered 185% year-over-year wholesale growth last year.

Jump on board and reserve your spot while you can! Our team is ready and waiting to make this session engaging and enlightening. Don't forget to drop by our StartEngine campaign to discover how you can own a piece of Black Hammer Brewing!

Warmly,
Jim Furman
Founder and CEO
Black Hammer Brewing Co

04.19.24

Celebrating $75K Investments!


BLACK HAMMER
BREWING COMPANY
WE HAVE REACHED
$75K
ON STARTENGINE
Join us on startengine

New Update From BHB!

Black Hammer Brewing has reached a significant milestone on StartEngine, surpassing $75K! Our gluten-removed beer is a favorite among craft beer enthusiasts! With an impressive revenue of over $13.4 million generated and counting, our success speaks volumes. For those who haven't invested yet, this is the time to claim a stake in our rapidly expanding company!

Here's why you'll want to jump on board with us:

- Officially launching national distribution!
- Generated an impressive $1.7M in revenue for beer in 2023.
- California Brewers Cup Gold 2024
- US Open Beer Championship Gold & Silver 2023.
- 185% year-over-year sales growth in the wholesale category for '22-'23!

Visit our **raise page** to discover more.

Warmly,
Jim Furman
Founder and CEO
Black Hammer Brewing Co

04.15.24

We Expanded Distribution Across the Golden State


BLACK HAMMER
BREWING COMPANY
NOW AVAILABLE AT
BevMo!
COSTCO WHOLESALE
WHOLE FOODS MARKET
Learn More on start engine

Exciting Updates From Black Hammer Brewing Co!

We've officially kicked off distribution in all BevMo locations across Southern California! But that's not all – we're also now available in the Bay Area's Costco and Whole Foods stores. This expansion marks a significant milestone for us. It highlights the growing demand and increasing recognition of our commitment to quality and flavor.

We're a highly decorated brand with gold accolades:

- 2024 Gold CA Craft Brewers Cup
- 2023 Gold US Open Beer Championship
- 2023 Gold California Craft Beer Competition
- 2022 Gold Best of Craft Beer Awards
- 2021 Gold Brewer's Cup of California

Investors, let's make the switch from tap to portfolio and own a piece of our gluten-removed beer company on **StartEngine** today! With the craft beer market projected to soar to $52B by 2028 and the gluten-free product market already at $6B... We're perfectly positioned to capture the best of both worlds!

Warmly,
Jim Furman
Founder and CEO
Black Hammer Brewing Co

04.12.24

Exclusive Investor Q&A Session



BLACK HAMMER BREWING COMPANY
2 WEEKS LEFT!
Until our live Investor Q&A
with founders Jim Furman and
Kevin Jackey.
April 26th, 2024
1:30 PM PST
BLACK HAMMER BREWING
Register Now!

New Invitation From Black Hammer Brewing Co!

Save the date for a special Q&A session hosted by our Co-founders, Jim Furman and Kevin Jackey! The online event will take place on April 26th at 1:30 pm PST. Mark your calendars now - you won't want to miss this!

Discover more about our innovative gluten-removed beer, which has been a hit among craft beer enthusiasts! We've generated an impressive $2.4M+ in revenue in 2023, but we're just getting started. Now, investors like you can own a piece of our growing company! **Save your spot.**

Company highlights:

- Now available nationwide
- Currently available at Whole Foods, Costco, and BevMo in California
- California Brewers Cup Gold 2024
- US Open Beer Championship Gold & Silver 2023
- Best of Craft Beer Awards Gold 2022
- Brewer's Cup of California Gold 2021

Set a reminder, and don't forget to jot down those burning questions. We're counting down the days until we get to connect with you!

Warmly,
Jim Furman
Founder and CEO
Black Hammer Brewing Co

04.10.24

Black Hammer Brewing Goes Nationwide


BLACK HAMMER
BREWING COMPANY
BLACK HAMMER
IS NOW AVAILABLE
NATIONWIDE!
Learn More on
start engine

Exciting Updates From Black Hammer Brewing Co!

Our innovative gluten-removed beer has been a hit among craft beer enthusiasts, generating an impressive $1.7M in revenue in 2023 from beer sales. But we're just getting started: We're officially launching national distribution! Now, it's that much easier for beer enthusiasts across the U.S. to enjoy our exceptional gluten-removed brews! Customers can purchase our craft beers online with just a few clicks.

But what makes this expansion so crucial for investors? Let's break it down:

Scalability: National distribution opens up new avenues for scalability and growth. With the infrastructure in place to reach customers nationwide, we're positioned to scale our operations and meet the increasing demand for our products.

Let's talk about how Black Hammer Brewing stands out in the crowded beer market. While other breweries may focus solely on flavor and variety, we prioritize inclusivity and wellness. By harnessing the power of enzymes to break down gliadin, the troublesome gluten molecule in beer, consumers can enjoy the rich taste of craft beer without the worry of bloat. **Own a piece of our company today** and be part of a brand that's redefining the beer industry one sip at a time!

Make the switch from tap to portfolio and own a piece of our gluten-removed beer company today! The craft beer market is projected to soar to $52B by 2028, and the gluten-free product market is already at $6B; we're perfectly positioned to capture the best of both worlds!

Warmly,
Jim Furman
Founder and CEO
Black Hammer Brewing Co

04.08.24

Explore Early Bird Perks with Black Hammer Brewing


BLACK HAMMER
BREWING COMPANY
UNLOCK YOUR INVESTOR PERKS
Learn more about what we have in store for investors
start engine

New Update From Black Hammer Brewing Co!

Our StartEngine campaign is in full swing, and we're offering some fantastic early-bird perks for investors who act fast! By joining our brewing family, you can enjoy exclusive benefits that will make your investment even more rewarding.

The more you invest, the more you earn:

- **Owner's Bonus Members** earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).
- **Invest $500+**: Do so within the first three weeks and receive a limited print owners club t-shirt.
- **Invest $1,500+**: Receive a set of customized Black Hammer glassware and a limited print owners club t-shirt.
- **Invest $2,500+**: Receive a limited edition "You Are Beautiful" zippered Hoodie and the perks listed for Tier 1a.
- **Invest $5,000+**: Get passes for two to our Founders' Beer Dinner and Bash at the brewery in San Francisco, which includes guided beer tasting with our CEO and Master Brewer, beer pairings with each course, and a DJ'd party + 3% bonus shares, and the perks listed for Tier 1b.
- **Invest $10,000+**: Receive a 2024 membership in our Growler Pal mug club, which includes a personalized beer mug stored on-site, bigger fills, +5% bonus shares, and the non-bonus share perks listed for Tier 2.
- **Invest $25,000+**: Join us for the design and brewing of our founder-exclusive Founders Strong Ale, a strong barleywine brewed with and canned exclusively for founders, with your name included on the label, and take home four cases of your beer. The beer can be shipped anywhere in California or picked up at the brewery. +10% bonus shares and the perks listed for Tier 3.
- **Invest $50,000**: You and a guest join our co-founders Jim and Kevin for an immersive San Francisco Bay Area Beer weekend with two nights of lodging, brewery tours, guided tastings, an exclusive founder's beer dinner with pairings, & Brews on the Bay Black Hammer exclusive craft beer tasting on a 41-foot sailboat in San Francisco Bay, +12% bonus shares and the perks listed for Tier 4.

Cheers to great beer and smart investments!

Warmly,
Jim Furman
Founder and CEO
Black Hammer Brewing Co

03.26.24

We’re LIVE and Ready For Investments on StartEngin


BLACK HAMMER
BREWING COMPANY
WE'RE NOW LIVE ON
start engine

Welcome to Black Hammer Brewing Co!

Our investment opportunity is officially live on StartEngine! This is the moment for you to become a part of our journey and join us as owners.

As a gluten-removed brewery, we've been dedicated to crafting exceptional brews since our founding in 2015. Over the years, we've received acclaim from both craft beer enthusiasts and industry experts alike. Just last week, we took the Gold Medal home from the California Brewers Cup. We’re so happy to win first place in the Belgian Quadrupel category!

With accolades like our 4.5-star rating on Yelp and Google, Best of Craft Beer Awards Gold 2022, Brewer's Cup of California Gold 2021, US Open Beer Championship Gold & Silver 2023, and New York International Beer Competition California Brewery of the Year... We're proud to say that our commitment to quality and innovation shines through in every sip.

Now, with our Reg-CF campaign on StartEngine, we're inviting you to be a part of our success story. The craft beer market is projected to reach $187B by 2028. We believe that Black Hammer Brewing Co has what it takes to make a significant impact in this industry.

Our drinks stand head-to-head against 'normal' beers, offering consumers a delicious alternative without compromising on taste or quality. We're passionate about expanding our community and reaching new heights, and we're thrilled to have you join us on this journey.

To learn more about our Reg-CF campaign and how you can become an investor, visit our StartEngine campaign page here.

Warmly,

Jim Furman
Founder and CEO
Black Hammer Brewing Co

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Black Hammer Brewing.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Combo Perk 1

Invest $500+ within the first three weeks and receive a limited print owners club t-shirt**.

Select

$1,500

Tier 1a

Invest $1,500+ and receive a set of customized Black Hammer glassware and a limited print owners club t-shirt.**

Select

$2,500

Tier 1b

Invest $2,500+ and receive a limited edition "You Are Beautiful" zippered Hoodie, and the perks listed for Tier 1a.*

Select

$5,000

Tier 2

Invest $5,000+ and get passes for two to our Founders' Beer Dinner and Bash at the brewery in San Francisco, which includes guided beer tasting with our CEO and Master Brewer, beer pairings with each course and a DJ'd party+ 3% bonus shares, and the perks listed for Tier 1b.***

Select

$10,000

Tier 3

Invest $10,000+ and receive a 2024 membership in our Growler Pal mug club, which includes a personalized beer mug stored on-site, bigger fills,+ 5% bonus shares, and the non-bonus share perks listed for Tier 2.****

Select

$25,000

Tier 4

Invest $25,000+ and join us for the design and brewing of our founder-exclusive Founders Strong Ale, a strong barleywine brewed with and canned exclusively for founders, with your name included on the label, and take home four cases of your beer. The beer can be shipped

Select

$50,000

Tier 5

Invest $50,000 and you and a guest join our co-founders Jim and Kevin for an immersive San Francisco Bay Area Beer weekend with 2 nights of lodging, brewery tours and guided tastings, an exclusive founder's beer dinner with pairings, & Brews on the Bay Black Hammer exclusive craft

Select

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The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Do you love craft beer but your body hates gluten?

Testimonial: Well I realized I was having trouble with gluten a few years back. If I have Black Hammer I don't have the heartburn problems the next day

Testimonial: I didn't get puffy, The next morning I felt fine. I wasn't bloated. This is like a magic, magic beer.

Over 56 million Americans follow a gluten-free diet. At Black Hammer, we believe that everyone - whether Celiac, gluten-intolerant, or just watching their intake - deserves to experience incredibly great-tasting beer without the tummy aches or need to compromise.

Our proprietary process uses enzymes to break down gliadin, the gluten molecule in beer that can cause gastro-intestinal distress.

The result? Our award-winning IPAs, lagers and Belgian ales are 100% gluten-removed while maintaining the flavor profile, body, and aroma of a great craft beer.

Impressive to even the most discerning craft beer fans, our beers win medals (against conventional beers) year after year.

Testimonial: If I recommend one beer that you try at Black Hammer, it's always - bar none - going to be Sparkle Pony. It just works on so many levels.

Testimonial: There are so many things that you see on the menu that just you want to try. And they're delicious every time. They never miss.

As the US craft beer market expands towards $52 billion in sales by 2028 and the gluten-free product market grows to an expected $4 billion, we believe we are primed to capture the cross section of these two growing markets.

Beyond our two locations in San Francisco, our brewery and our beer garden, you can find our brews at hundreds of retailers and outlets, including Whole Foods and Bevmo.

Based on our internal metrics, this recent growth is led by a strategic focus meant to increase our wholesale distribution.

We believe Black Hammer's strategic growth is thanks to my scientifically rigorous and inventive approach to beer formulation and Kevin's extensive business acumen. I leverage my nuclear and chemical engineering background and nearly 30 years of brewing experience, while Kevin contributes decades of Wall Street expertise to optimize strategic operations.

We're continuing to build the Black Hammer community - with plans to open our 3rd San Francisco location, expand our wholesale footprint, and innovate new beverages like our Non-Alcoholic beers.

With over $2.4 million in annual revenue for the 2023 fiscal year we believe Black Hammer offers unmatched upside compared to other alcohol brands crowdfunding.

Our proven track record and award-winning brews that impress even snobby aficionados perfectly position us for regional expansion.

Black Hammer is more than just beer, but you don't have to take our word for it.

Testimonial: There's not another bar quite like it. It's just a nice vibe and you just are able to be yourself but also enjoy wonderful beers.

Testimonial: I think it's a perfect brewery for anyone who thinks they don't like beer.

Testimonial: And it's dog friendly

And now you can join the Black Hammer way of being, not just by drinking but by investing.

Join us. Together we can make craft beer culture for everyone and way more fun - one pint at a time.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:57 PM 03/01/2024
FILED 01:57 PM 03/01/2024
SR 20240840953 - File Number 3195065

CERTIFICATE OF INCORPORATION
OF
BLACK HAMMER HOLDING, INC.

Article I

The name of the corporation is Black Hammer Holding, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 651 N Broad St, Suite 201, Middletown, DE 19709 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Twelve Million (12,000,000) shares of common stock, par value $0.0001 per share.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on March 1, 2024.

Jeffrey S. Marks, Incorporator

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Black Hammer Holding, Inc.

2. The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered I so that, as amended, said Article shall be and read as follows:
The name of the corporation is Black Hammer Holdings, Inc.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By: Jim Furman
Authorized Officer

Name: Jim Furman
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:08 PM 03/08/2024
FILED 02:08 PM 03/08/2024
SR 20240935049 - File Number 3195065

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

Sign up for exclusive Black Hammer Brewing Company expansion and investment details!

Email

First Name

Last Name

Subscribe

Black Hammer Brewing is gauging interest in a regulation-CF offering. No money or any other form of compensation is being solicited. It will not be accepted if it is sent. There will be no acceptance of any offer to purchase securities. There are no obligations or commitments associated with any expression of interest. Any expression of your interest is non-binding.